UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

12/31/2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of    5) Sole Voting Power    5,608,775 (1) (3)
Shares
Beneficially
Owned        6) Shared Voting Power    11,413,884 (2) (3)
by Each
Reporting
Person        7) Sole Dispositive Power    5,608,775 (1) (3)
With:

8) Shared Dispositive Power    11,413,884 (2) (3)

9)	Aggregate Amount Beneficially
Owned by Each Reporting Person    17,022,659 (3)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)    [ ]

11)	Percent of Class Represented by Amount in Row (9) 38.2% (4)

12)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 1,484,453 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders), which number of shares of Class B common stock reflects a distribution to the reporting person during 2012 from a grantor retained annuity trust (“GRAT”) established by the reporting person in 2003 (the “2003 GRAT”) as discussed below; (ii) 1,701,000 shares of Class B common stock owned by the reporting person's spouse; (iii) 3,748 shares of Class A common stock held indirectly by the reporting person that were issued under the issuer's 401(k) plan matching stock program; and (iv) 2,419,574 shares of Class A common stock held by the reporting person, which reflects 56,718 shares previously held by Farmers & Merchants Investment Inc. (“F&M”), of which the reporting person is a director and an executive officer and owns or controls approximately 22% of the outstanding voting stock, and the reporting person's spouse owns approximately 18% of the outstanding voting stock. On December 31, 2012, F&M made a pro rata dividend distribution to all of its shareholders of the total of 404,500 shares of the issuer's stock previously held by F&M, all of which shares were previously reported in this Schedule.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is chairman and owns 50% of the outstanding capital stock; (ii) 982,260 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which the reporting person is non-executive chairman and a significant shareholder through F&M, as trustee for the 2003 GRAT established by the reporting person, which amount reflects a distribution during 2012 from the 2003 GRAT to the reporting person under the terms of such 2003 GRAT of shares of Class B common stock; (iii) a total of 3,375,000 shares of Class B common stock held in six separate GRATs established by the reporting person in 2011 (collectively, the “2011 GRATs”) and three separate irrevocable trusts established by the reporting person in 2011 (collectively, the “2011 Dynasty Trusts”) (with the 2011 GRATs and the 2011 Dynasty Trusts collectively referred to as the “2011 Trusts”), for which Whitetail Rock Capital Management, LLC, a wholly owned subsidiary of the issuer, of which the reporting person is an executive officer, member of the Board of Directors, and a significant shareholder, serves as investment adviser; (iv) 264,626 shares of Class B common stock held by Union Bank as trustee under a GRAT established by another person, which amount reflects a distribution during 2012 from the GRAT to the grantor under such GRAT of shares of Class B common stock; (v) a total of 300 shares of Class B common stock held in increments of 100 shares by or for each of the reporting person's three sons; (vi) 52,675 shares of Class A common stock owned by the reporting person's spouse, which amount reflects the F&M pro rata dividend distribution discussed above; and (vii) a total of 7,358 shares of Class A common stock held by or for each of the reporting person's three sons, which amount reflects the F&M pro rata dividend distribution discussed above. Also includes shares of Class A common stock that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 900,537 shares of Class A common stock held by Union Bank as trustee under several GRATs and charitable remainder unitrusts (“CRUTs”), which amount reflects distributions during 2012 from the GRATs and CRUTs to the grantors under such GRATs and CRUTs of shares of Class A common stock; (b) 3,123,354 shares of Class A common stock held by Union Bank for accounts of Angela L. Muhleisen, a sister of the reporting person, her spouse, her adult daughter, and her adult son; (c) 140,000 shares of Class A common stock held by Union Bank for a charitable foundation; (d) 30,000 shares of Class A common stock held by Union Bank for its profit sharing plan; and (e) 951,083 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)	All amounts in Items 5-9 are as of December 31, 2012.

(4)	This percentage reflects issuer repurchases of shares of Class A common stock during 2012, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

(a)    Name of Issuer:

Nelnet, Inc.

(b)    Address of Issuer's Principal Executive Offices:

121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

Item 2.

(a)    Name of Person Filing:

Dunlap, Michael S.

(b)    Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

(c)    Citizenship:

United States

(d)    Title of Class of Securities:

Class A Common Stock

(e)    CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
17,022,659

(b)	Percent of class:
38.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
5,608,775 (1)

(ii)	Shared power to vote or to direct the vote:
11,413,884 (2)

(iii)	Sole power to dispose or to direct the disposition of:
5,608,775 (3)

(iv)	Shared power to dispose or to direct the disposition of:
11,413,884 (4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As discussed in footnotes (1) and (2) for Items 5) through 8) above, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive dividends from, and the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

As discussed in footnote (2) for Items 6) and 8) above, a total of 3,375,000 shares of Class B common stock are subject to investment advisors management by Whitetail Rock Capital Management, LLC, a wholly owned subsidiary of the issuer, of which the reporting person is an executive officer, member of the Board of Directors, and a significant shareholder.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

(1)    See footnotes for Item 5) above.

(2)    See footnotes for Item 6) above.

(3)    See footnotes for Item 7) above.

(4)    See footnotes for Item 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

Michael S. Dunlap

By: /s/ William J. Munn
Name: William J. Munn
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on September 6, 2005 as an exhibit to this statement and incorporated herein by reference.